Exhibit 99.1

SPI Energy Co., Ltd. Amends Terms of December 2014 Convertible Bond Financing

HONG KONG, July. 6, 2018 (GLOBE NEWSWIRE) -- SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (NASDAQ: SPI), a global provider of renewable energy solutions and cryptocurrency miner hosting services for business, residential, government and utility customers and investors, today announced that it entered into an amendment agreement with respect to the Company’s convertible bond financing from December 2014.

On December 15, 2014, the Company announced that it had entered into a definitive agreement (the “CB Agreement”) with Union Sky Holdings Group Limited pursuant to which the Company issued a convertible promissory note with a principal amount of US$20 million to a special purpose vehicle of Union Sky (the “SPV”) in December 2014. The convertible promissory note had a maturity date of June 28, 2016.

On February 14,2017, the Company announced that it had entered into an amendment agreement (the “1st Amendment”) with the SPV to extend the maturity date of the note, pursuant to which agreement the repayment of US$6.6 million, US$6.7 million and US$6.7 million of the principal amount of the note would be due by April 2017, January 2018 and January 2019, respectively.

However, the Company has not made any repayment pursuant to 1st Amendment. On June 29, 2018, the Company entered into another amendment agreement (the “2nd Amendment”) with the SPV and Magical Glaze Limited (the “MGL”), a company incorporated under the laws of British Virgin Islands, pursuant to which agreement the SPV has transferred all the rights and obligations under the CB Agreement and 1st Amendment to MGL, and the maturity date of the note was extended. According to the 2nd Amendment, the repayment of US$6.6 million, US$6.7 million and US$6.7 million of the principal amount of the note and interest thereon is due by December 2019, June 2020 and December 2020, respectively.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of renewable energy solutions and cryptocurrencies miner hosting service for business, residential, government and utility customers and investors. SPI Energy focuses on the EPC/BT, storage and O2O PV market including the development, financing, installation, operation and sale of utility-scale and residential PV projects in China, Japan, Europe and North America. The Company operates an online energy e-commerce and investment platform in China, B2B e-commerce platform offering a range of PV, storage products in Australia as well as online platform (Umining.io) offering global VIP miner hosting service. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia.

For additional information, please visit: http://investors.spisolar.com For investors and media inquiries please contact:

SPI Energy Co., Ltd.

IR Department

Email: ir@spisolar.com

Source: SPI Energy Co., Ltd.

SPI Energy Co., Ltd.